Exhibit 99.1

For immediate release Chennai, India

EARNING CALLS DETAILS	January 18, 2024 | 8:30 AM ET

To join: Toll Free: 888-506-0062, International: 973-528-0011, Participant Access Code: 219546

On the call: Mr. Raju Vegesna, Chairman of the Board, Mr. M P Vijay Kumar, Executive Director & Group CFO and Mr. Kamal Nath, Chief Executive Officer

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/49670

Archives: Toll Free: 877-481-4010, International: 919-882-2331, Replay Passcode: 49670.

Replay available until Thursday, January 25, 2024.

Sify reports Consolidated Financial Results for Q3 FY 2023-24

Revenues of INR 8659 Million. EBITDA of INR 1689 Million.

HIGHLIGHTS

•	Revenue was INR 8,659 Million, an decrease of 3% over the same quarter last year.
•	EBITDA was INR 1,689 Million, an increase of 4% over the same quarter last year.
•	Losses before tax was INR 20 Million. Losses after tax was INR 14 Million. These are compared to a net profit in the same quarter last year, with the difference primarily due to higher depreciation and interest costs.
•	CAPEX during the quarter was INR 1,087 Million.

(IN INR MILLION)	31.12.2023	31.03.2023
EQUITY	21,979	17,145
BORROWINGS
Long term	17,272	13,818
Short term	6,122	6,662

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “A combination of pro-industry regulatory initiatives, an encouraging investment climate and abundant skilled human capital are factors that continue to dominate enterprise business strategies for India. Business leaders are united in their view that India is central to their growth plans and are aggressively ramping up their local investment.”

Mr. Kamal Nath, CEO, said, “As Enterprises pursue their digital transformation and digitalisation objectives, they are also re-calibrating their digital infrastructure across hybrid cloud, network, security and edge infrastructures. Customer experience, business continuity, cyber security, application modernization and overall adoption of AI models are the prime drivers for this recalibration.

Our infrastructure investments and services portfolio are fundamentally aligned to meet the customer goals. Simultaneously, we are continuously engaged with our customers to identify their specific needs and selectively recalibrate our propositions to support the same”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “We continue to invest in bringing more Data Center capacity to the market, extending our network footprint and skilling our people on new tools. These investments are being made ahead of the curve and will reflect on our net profit for the near future. The interest on CCDs, accounted as equity in accordance with GAAP, are recognised as expense in the statement of income.

The cash balance at the end of the quarter was INR 6,037 Million”.

BUSINESS HIGHLIGHTS

The Revenue split between the businesses for the quarter was Data Center colocation services 32%, Digital services 28% and Network services 40%.

Business Revenue (INR Millions)	Q3 FY 2023-24	Q3 FY 2022-23	FY 2022-23	% Growth Q3 2023-24 vs Q3 2022-23
Data Center services	2,732	2,409	10,125	13.42%
Digital Services	2,449	3,154	9,989	-22.36%
Network services	3,477	3,332	13,289	4.36%
TOTAL	8,658	8,895	33,403	-2.66%

•	As on Dec 31, 2023, Sify has deployed 6920 contracted SDWAN service points across the country.
•	Sify provides services via 974 fiber nodes across the country, a 15% increase respectively over same quarter last year.
•	This quarter, Sify invested USD 0.15 Million in start-ups in the Silicon Valley area as part of our Corporate Venture Capital initiative. To date, the cumulative investment stands at USD 7.22 Million.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	One of India’s largest private bank signed up for colocation services.
•	A global financial and technology company is migrating colocation services from a competitor to Sify’s Data Center.
•	India’s largest payment bank is expanding its capacity at multiple Sify Data Centers.
•	A multinational stockbroking firm, entering India, contracted for colocation space.

Digital services

•	A Private bank, an industrial major, a pharmaceutical player, a State government department and a division of the Union government contracted to migrate their onpremise Data Center to Sify’s Cloud platform.
•	A domestic steel major and a logistics player contracted for greenfield cloud implementation.
•	Two nationalized banks signed up for commissioning of Private Cloud at their onsite Data Centers.
•	A housing finance major, a major real estate player, an insurance multinational and a pharmaceutical player signed up for services like DRaaS and IaaS.
•	Sify contracted for managed services with multiple global players in logistics, investment, skill development, and with a State government’s IT platform.
•	Contracts for security services were signed with a new age health platform, a design major and an insurance brokerage firm.
•	A Public sector bank and a Construction major signed up for collaboration services.
•	A multinational industrial lubricant manufacturer signed up for Sify’s supply chain integration platform.
•	The government’s central platform for aspiring bankers, a government division, a research and training institute and a banking think-tank signed up for online assessments.

Network Services

•	A prominent NBFC signed up for integrated network services spanning their branches, data center network, SSE and Managed services.
•	One of India’s premier stock exchanges signed up to consolidate and transform their member network, while a spirits major signed up to connect their manufacturing locations.
•	One of the largest private banks contracted for network expansion.
•	A nationalized bank and a private insurance major signed up for managed and secure SDWAN at multiple locations.
•	One of India’s largest MNCs contracted for collaboration services.
•	An international audit major signed up for Hosted Contact Center and a prominent IT player signed up for omni channel communication.
•	Sify’s Edge connectivity now reaches 43 Tier 2 cities in India with 16 of them offering internet exchanges.
•	Network expansion has been completed in 3 major Indian cities, while the SAARC gateway was expanded to 500G capacity.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended December 2023	Quarter ended December 2022	Quarter ended September 2023

Revenue	8,659	8,896	8,791
Cost of Revenues	(5,390)	(5,767)	(5,509)
Selling, General and Administrative Expenses	(1,580)	(1,510)	(1,763)

EBITDA	1,689	1,619	1,519

Depreciation and Amortisation expense	(1,183)	(996)	(1,213)

Net Finance Expenses	(525)	(420)	(361)
Other Income (including exchange gain/loss)		24	53
Other Expenses (including exchange loss)	(1)	-	-

Profit/(Loss) before tax	(20)	227	(2)
Current Tax	(9)	(92)	(202)
Deferred Tax	15	123	164
Profit/ (Loss) for the period	(14)	258	(40)

Profit/ (Loss) attributable to:
Reconciliation with Non-GAAP measure
Profit/ (Loss) for the period	(14)	258	(40)
Add:
Depreciation and Amortisation expense	1,183	996	1,213
Net Finance Expenses	525	420	361
Other Expenses (including exchange loss)	1	-	-
Current Tax	9	92	202
Less:
Deferred Tax	(15)	(123)	(164)
Other Income (including exchange gain/loss)	-	(24)	(53)
EBITDA	1,689	1,619	1,519

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focused on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and smallsized businesses.

Sify’s infrastructure, comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors, and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has a presence across North America, the United Kingdom and Singapore.

Sify, Sify Technologies, Sify Infinit Spaces and Sify Digital Services are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2023, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Praveen Krishna	Lucia Domville	Nikhila Kesavan
Investor Relations & Public	+1-646-824-2856	+91 9840124036
Relations	Lucia.Domville@grayling.com	nikhila.kesavan@2020msl.com
+91 44 22540777 (ext.2055)
praveen.krishna@sifycorp.com